GRASIM

082-03322

29th April, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sirs,

This is to inform you that the Hon'ble High Court of Madhya Pradesh Bench at Indore has sanctioned the Scheme of Arrangement u/s 391-394 of the Companies Act, 1956, between the Grasim Industries Limited and Vikarm Sponge Iron Limited and their respective Shareholders and Creditors on 29.04.2009 for transfer of Vikram Ispat division of Grasim Industries Limited.

The said transfer will become effective on completion of various formalities as provided in the Scheme of Arrangement, which are being pursued by us.

The Company will keep Stock Exchanges informed on substantial developments in the matter.

Thanking you,

Yours faithfully,

5/19

Sanjeev Bafna
President & Dy. CFO

GRASIM INDUSTRIES LIMITED

(Corporate Finance Division)

Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)